

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 6, 2018

Matthew J. Desch
Chief Executive Officer
Iridium Communications Inc.
1750 Tysons Boulevard, Suite 1400
McLean, VA 22102

Re: Iridium Communications Inc.
Form 10-K for the Fiscal Year Ended December 31, 2017
Filed February 22, 2018
Form 10-Q for the Quarterly Period Ended March 31, 2018
Filed April 26, 2018
File No. 001-33963

Dear Mr. Desch:

We have reviewed your filings and have the following comments. Please comply with the following comments in future filings. Confirm in writing that you will do so and explain to us how you intend to comply. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-Q for the Quarterly Period Ended March 31, 2018

Overview of Our Business, page 17

1. We note your assertion that you "are the only commercial provider of communications services offering true global coverage, connecting people, organizations and assets to and from anywhere, in real time." However, in your Form 10-K you state that you are currently unable to offer service in important regions of the world due to certain regulatory requirements. Please revise to clarify this conflicting disclosure.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Recent Developments, page 18

2.   We note your disclosure that if you use your ground spares to replace lost satellites, you will likely choose to purchase additional satellites to maintain a backup supply of spares, and that the cost of such spares is not included in your $3 billion cost estimation for the launch of Iridium NEXT. To the extent material, consider disclosing the estimated cost of any ground spares in order to supplement the current estimated costs.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Joseph Cascarano, Staff Accountant, at (202) 551-3376 or Carlos Pacho, Senior Assistant Chief Accountant, at (202) 551-3835 if you have questions regarding comments on the financial statements and related matters. Please contact Joshua Shainess, Attorney-Adviser, at (202) 551-7951 or Larry Spirgel, Assistant Director, at (202) 551-3810 with any other questions.

Division of Corporation Finance
Office of Telecommunications